Exhibit 4.8

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

EQM Midstream Partners, LP (us, our, “EQM” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common units.

DESCRIPTION OF COMMON UNITS

The following is a description of the terms of our common units and related provisions of the Company’s partnership agreement (Partnership Agreement) and relevant provisions of Delaware law. This summary is not complete, and is qualified in its entirety by reference to the Partnership Agreement and Delaware Law.

DESCRIPTION OF OUR COMMON UNITS

The common units represent limited partner interests in us that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our Partnership Agreement. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, see “Description of Our Partnership Agreement.” For a description of the relative rights and preferences of holders of common units in and to partnership distributions, see “Cash Distribution Policy”.

Authorized Units

Our Partnership Agreement authorizes us to issue an unlimited number of limited partner interests and other equity securities in one or more classes, or one or more series of classes with the designations, preferences, rights, powers and duties fixed by our general partner without the approval of any of our limited partners, subject to certain exceptions. The Partnership Agreement currently provides for the issuance of Series A Preferred Units, Common Units and Class B Units.

Transfer of Common Units

By transfer of common units in accordance with our Partnership Agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer or admission is reflected in our register and such limited partner becomes the record holder of the common units so transferred. Each transferee, whether or not such transferee executes our Partnership Agreement:

•	will become bound and will be deemed to have agreed to be bound by the terms and conditions of our Partnership Agreement;

•	represents that the transferee has the capacity, power and authority to enter into our Partnership Agreement; and

•	makes the consents, acknowledgements and waivers contained in our Partnership Agreement.

We are entitled to treat the nominee holder of a common unit as the absolute owner in the event such nominee is the record holder of such common unit. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our register, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF OUR CLASS B UNITS

Our partnership agreement authorizes us to issue an unlimited number of limited partner interests and other equity securities in one or more classes, or one or more series of classes with the designations, preferences, rights, powers and duties fixed by our general partner without the approval of any of our limited partners, subject to certain exceptions. We have Class B units representing limited partner interests in us (Class B Units) outstanding (all of which are beneficially owned by ETRN). The Class B Units are substantially similar in all respects to EQM's common units, except that the Class B Units are not entitled to receive distributions of available cash until the applicable Class B Unit conversion date (or, if earlier, a change of control), as described below.

The Class B Units are divided into three tranches, with the first tranche of 2,500,000 Class B Units becoming convertible at the holder's option into common units on April 1, 2021, the second tranche of 2,500,000 Class B Units becoming convertible at the holder's option into common units on April 1, 2022, and the third tranche of 2,000,000 Class B Units becoming convertible at the holder's option into common units on April 1, 2023 (each, a Class B Unit conversion date). Additionally, the Class B Units will become convertible at the holder's option into common units immediately before a change of control.

After the applicable Class B Unit conversion date (or, if earlier, a change of control), whether or not such Class B Units have been converted into common units, the Class B Units will participate pro rata with the common units in distributions of available cash.

DESCRIPTION OF OUR PREFERRED UNITS

Our partnership agreement authorizes us to issue an unlimited number of limited partner interests and other equity securities in one or more classes, or one or more series of classes with the designations, preferences, rights, powers and duties fixed by our general partner without the approval of any of our limited partners, subject to certain exceptions. We have Series A Perpetual Convertible Preferred Units outstanding. The Series A Perpetual Convertible Preferred Units are not deemed to represent any percentage interest in us unless or until they are converted into common units under certain circumstances described below. The holders of our common units are affected by the rights of the Series A Perpetual Convertible Preferred Units and would be subject to, and may be adversely affected by, the rights of the holders of any additional Series A Preferred Units if issued.

Series A Preferred Units

The Series A Preferred Units rank senior to all common units and Class B Units with respect to distribution rights and rights upon liquidation. The Series A Preferred Units are entitled to receive cumulative quarterly distributions as described under “Cash Distribution Policy—Series A Preferred Units Distributions.” The Series A Preferred Units are entitled to vote on an as-converted basis with the common units and Class B Units and have certain other class voting rights with respect to any amendment to our Partnership Agreement or our certificate of limited partnership that would be adverse (other than in a de minimis manner) to any of the rights, preferences or privileges of the Series A Preferred Units.

Each holder of the Series A Preferred Units may elect to convert all or any portion of the Series A Preferred Units owned by it into common units initially on a one-for-one basis, subject to customary anti-dilution adjustments and an adjustment for any distributions that have accrued but have not been paid when due and partial period distributions, at any time (but not more often than once per fiscal quarter) after April 10, 2021 (or our earlier liquidation, dissolution or winding up), provided that any conversion is for at least $30 million (calculated based on the closing price of the common units on the trading day preceding notice of conversion) or such lesser amount if such conversion relates to all of a holder's remaining Series A Preferred Units.

We may elect to convert all or any portion of the Series A Preferred Units into common units at any time (but not more often than once per quarter) after April 10, 2021 if (i) the common units are listed for, or admitted to, trading on a national securities exchange, (ii) the closing price per common unit on the national securities exchange on which the common units are listed for, or admitted to, trading exceeds 140% of the Series A Preferred Unit purchase price of $48.77 (the Series A Preferred Unit Purchase Price) per such unit for the 20 consecutive trading days immediately preceding notice of the conversion, (iii) the average daily trading volume of the common units on the national securities exchange on which the common units are listed for, or admitted to, trading exceeds 500,000 common units for the 20 consecutive trading days immediately preceding notice of the conversion, (iv) we have an effective registration statement on file with the SEC covering resales of the common units to be received by such holders upon any such conversion and (v) we have paid all accrued quarterly distributions in cash to the holders. In addition, upon certain events involving a change in control, the holders of Series A Preferred Units may elect, among other potential elections, to convert their Series A Preferred Units into common units at a certain conversion rate as further described under “Description of Our Partnership Agreement—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets—Series A Change of Control.”

Other Series of Preferred Units

Our Partnership Agreement authorizes us to issue an unlimited number of limited partner interests and other equity securities in one or more classes, or one or more series of classes with the designations, preferences, rights, powers and duties fixed by our general partner without the approval of any of our limited partners, subject to certain exceptions.

If we offer other series of preferred units our general partner will set the specific terms of those preferred units, including, among other things, the following:

•	the designation, stated value, and liquidation preference of the preferred units and the number of preferred units to constitute the series;

•	the number of preferred units to be offered;

•	the public offering price at which the preferred units will be issued;

•	any sinking fund provisions of the preferred units;

•	the voting rights, if any, of the preferred units;

•	the distribution rights of the preferred units, if any;

•
whether the preferred units will be redeemable and, if so, the price and the terms and conditions on which the preferred units may be redeemed, including the time during which the preferred units may be redeemed and any accumulated distributions thereof, if any, that the holders of the preferred units will be entitled to receive upon the redemption thereof;

•
the terms and conditions, if any, on which the preferred units will be convertible into, or exchangeable for, the preferred units of any other class or series of units representing limited partner interests, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same; and

•	any additional designations, preferences, rights, powers, duties and restrictions of the preferred units.

The rights of the holders of common units will be subject to, and may be adversely affected by, the rights of the holders of any limited partner interests so issued.
CASH DISTRIBUTION POLICY
Distributions of Available Cash

General

Our Partnership Agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•
provide for the proper conduct of our business (including reserves for our future capital expenditures, for anticipated future debt service requirements, for the payment of quarterly distributions with respect to the Series A Preferred Units and for refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing related to FERC rate proceedings) subsequent to that quarter;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters;

•
plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our Partnership Agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners, and with the intent of the borrower to repay such borrowings within 12 months with funds other than from additional working capital borrowings.

Series A Preferred Unit Distributions

The holders of the Series A Preferred Units are entitled to receive cumulative quarterly distributions at a rate of $1.0364 per Series A Preferred Unit for any quarter ending on or before March 31, 2024, and thereafter the quarterly distributions on the Series A Preferred Units will be an amount per Series A Preferred Unit for such quarter equal to (i) the Series A Preferred Unit Purchase Price, multiplied by (ii) a percentage equal to the sum of (A) the greater of (x) the 3-month LIBOR as of the second London banking day prior to the beginning of the applicable quarter and (y) 2.59%, and (B) 6.90%, multiplied by (iii) 25% (such applicable quarterly distribution amount, the Series A Distribution Amount). We may not pay any distributions on any junior securities, including any common units, unconverted Class B Units following the applicable Class B Unit conversion date, or Series A Parity Securities prior to paying the quarterly distributions payable to the holders of Series A Preferred Units, including any previously accrued and unpaid distributions.

Class B Unit Distributions

The Class B Units are not entitled to receive distributions of available cash until the applicable Class B Unit conversion date (or, if earlier, a change of control). After the applicable Class B Unit conversion date (or, if earlier, a change of control), whether or not such Class B Units have been converted into common units, the Class B Units will participate pro rata with the common units in distributions of available cash.

Distributions of Cash Upon Liquidation

If we were to dissolve, we would sell our assets or otherwise dispose of our assets in a process called liquidation. We would first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our Partnership Agreement and by law, and thereafter, distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Manner of Adjustments for Gains

The manner of the adjustment for gain is set forth in our Partnership Agreement. After giving effect to any special allocations in accordance with the terms of our Partnership Agreement, we will allocate any gain to our partners in the following manner:

•
first, to the holders of Series A Preferred Units, pro rata, until the cumulative gain allocated to such Series A Preferred Units is equal to the sum of, in respect of each Series A Preferred Unit, (1) the Series A Distribution Amount in respect of such Series A Preferred Unit, (2) the difference between the initial capital account balance and the Series A Preferred Unit Purchase Price with respect to such Series A Preferred Unit and (3) the cumulative loss previously allocated in respect of such Series A Preferred Unit;

•	second, to our general partner until the cumulative gain allocated to our general partner is equal to the cumulative loss previously allocated thereto; and

•	thereafter, to all unitholders (other than holders of Series A Preferred Units), pro rata.

The preceding discussion is based on the assumption that we do not issue additional classes of equity securities other than common units, Class B Units and Series A Preferred Units.

Manner of Adjustments for Losses

After giving effect to any special allocations in accordance with the terms of our Partnership Agreement, we will generally allocate any loss to our general partner and unitholders in the following manner:

•
first, to our unitholders (other than holders of Series A Preferred Units) in proportion to the positive balances in their capital accounts, until the capital accounts of such unitholders have been reduced to zero;

•	second, to holders of Series A Preferred Units, pro rata, until capital accounts of such holders of Series A Preferred Units have been reduced to zero; and

•	thereafter, 100% to our general partner.

The preceding discussion is based on the assumption that we do not issue additional classes of equity securities other than common units, Class B Units and Series A Preferred Units.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our Partnership Agreement related to the common units.

Capital Contributions

Our unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act, as amended (the Delaware Act), and that he otherwise acts in conformity with the provisions of the Partnership Agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our Partnership Agreement; or

•	to take other action under our Partnership Agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our Partnership Agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the Partnership Agreement.

Our subsidiaries conduct business in several states, and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner or member of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which our operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners or members for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our Partnership Agreement, or to take other action under our Partnership Agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of our outstanding common units and, to the extent outstanding, the Class B Units and the Series A Preferred Units, voting together with the common units as a single class on an as-converted basis (whether or not the Class B Units or Series A Preferred Units are convertible as of such time). The holders of a majority of our outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Except as provided in our Partnership Agreement, the outstanding Series A Preferred Units will have voting rights identical to the voting rights of the common units and will vote with the common units as a single class, so that each outstanding Series A Preferred Unit will be entitled to one vote for each common unit into which such Series A Preferred Unit would be converted at the then applicable conversion rate (regardless of whether the Series A Preferred Units are then convertible) on each matter with respect to which each common unit is entitled to vote. In addition, the affirmative vote of 66 2/3% of the outstanding Series A Preferred Units (the Series A Required Voting Percentage) will be necessary to amend our Partnership Agreement or our certificate of limited partnership (including by merger or otherwise) in a manner that is adverse (other than in a de minimis manner) to any of the rights, preferences and privileges of the Series A Preferred Units.

In voting their common units, if any, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or our limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional units	No common unitholder approval right.
Amendment of our Partnership Agreement	Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a unit majority.
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. See “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”
Dissolution of our partnership	Unit majority. See “—Dissolution.”
Continuation of our business upon dissolution	Unit majority. See “—Dissolution.”
Withdrawal of our general partner
Under most circumstances, the approval of unitholders holding at least a majority of our outstanding common units (excluding common units held by our general partner and its affiliates), Class B Units (on an as-converted basis, excluding Class B Units held by our general partner and its affiliates) and Series A Preferred Units (on an as-converted basis at the then applicable conversion rate), voting together as a single class, is required for the withdrawal of our general partner prior to June 30, 2022 in a manner that would cause a dissolution of our partnership. See “—Withdrawal or Removal of the General Partner.”

Removal of our general partner
Not less than 66 2/3% of our outstanding common units, Class B Units (on an as-converted basis) and Series A Preferred Units (on an as-converted basis at the then applicable conversion rate), voting together as a single class, including units held by our general partner and its affiliates. See “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest
Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of our outstanding common units, excluding common units held by our general partner and its affiliates, and outstanding Series A Preferred Units (voting on an as-converted basis), voting together as a single class, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2022. See “—Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No unitholder approval right. See “—Transfer of Ownership Interests in the General Partner.”

Issuance of Additional Securities

Our Partnership Agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions determined by our general partner without the approval of our common unitholders.

It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our distributions of available cash, subject to the terms and conditions of such units. In addition, the issuance of additional limited partner interests may dilute the value of the interests of the then-existing holders of units in our net assets.

In accordance with Delaware law and the provisions of our Partnership Agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our Partnership Agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our Partnership Agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by the holders of at least a unit majority.

Prohibited Amendments

No amendment may be made that would:

•
enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•
enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our Partnership Agreement preventing the amendments having the effects described in either of the clauses above can be amended upon the approval of the holders of at least 90% of our outstanding common units, Class B Units (on an as-converted basis) and Series A Preferred Units (on an as-converted basis at the then applicable conversion rate), voting together as a single class (including units owned by our general partner and its affiliates).

No Unitholder Approval

Subject to certain rights of the holders of Series A Preferred Units and the right of the holders of Class B Units, our general partner may generally make amendments to our Partnership Agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our Partnership Agreement;

•
a change that our general partner determines to be necessary or appropriate to qualify or continue to qualify us as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•
any amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from, in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

•	any amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in our Partnership Agreement to be made by our general partner acting alone;

•	any amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our Partnership Agreement;

•
any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our Partnership Agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•
conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, subject to certain rights of the holders of Series A Preferred Units and the holders of Class B Units, our general partner may make any amendment to our Partnership Agreement without the approval of any limited partner if our general partner determines that the amendment:

•	does not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•
is necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•
is necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed or admitted to trading;

•	is necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our Partnership Agreement; or

•	is required to effect the intent of the provisions of our Partnership Agreement or is otherwise contemplated by our Partnership Agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our Partnership Agreement will become effective without the approval of holders of at least 90% of our outstanding common units, Class B Units (on an as-converted basis) and Series A Preferred Units (on an as-converted basis at the then applicable conversion rate), voting as a single class unless we first obtain such an opinion.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of our outstanding common units, Class B Units (on an as-converted basis) and Series A Preferred Units (on an as-converted basis at the then applicable conversion rate), voting as a single class. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of our outstanding common units, Class B Units (on an as-converted basis) and Series A Preferred Units (on an as-converted basis at the then applicable conversion rate).

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, our Partnership Agreement generally prohibits our general partner without the prior approval of the holders of at least a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to the Partnership Agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction, and the partnership interests to be issued by us in such merger do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in the Partnership Agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the general partner determines that the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the Partnership Agreement. The unitholders are not entitled to dissenters' rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Series A Change of Control

Upon certain events involving a Series A Change of Control (as defined in our Partnership Agreement) in which more than 90% of the consideration payable to the holders of our common units is payable in cash, the Series A Preferred Units will automatically convert into common units at a conversion ratio equal to the higher of (a) the then applicable conversion rate and (b) the quotient of (i) the sum of (A) the Series A Preferred Unit Purchase Price multiplied by (1) a premium factor (ranging from 115% to 101% depending on when such transaction occurs) plus (B) any unpaid distributions on such date and any partial period distribution with respect to the Series A Preferred Units for the quarter in which the conversion occurs, divided by (ii) the volume weighted average price (VWAP) of our common units for the 30-day period ending immediately prior to the execution of definitive documentation relating to such Series A Change of Control.

In connection with other Series A Change of Control events that do not satisfy the 90% cash consideration threshold described above, in addition to certain other conditions, each holder of Series A Preferred Units may elect to (a) convert all, but not less than all, of its Series A Preferred Units into common units at the then applicable conversion rate, (b) if we are not the surviving entity (or if we are the surviving entity, but the common units will cease to be listed), require us to use commercially reasonable efforts to cause the surviving entity in any such transaction to issue a substantially equivalent security (or if we are unable to cause such substantially equivalent securities to be issued, to convert into common units at a premium based on a specified formula subject to aggregate return limitations or to be converted in accordance with clause (a) above or redeemed in accordance with clause (d) below), (c) if we are the surviving entity, continue to hold the Series A Preferred Units or (d) require us to redeem the Series A Preferred Units at a price per unit equal to 101% of the Series A Preferred Unit Purchase Price, plus accrued and unpaid distributions on the applicable Series A Preferred Units and any partial period distribution for the quarter in which the redemption occurs, which redemption price may be payable in cash, common units or a combination thereof at the election of our general partner (and, if payable in common units, such common units will be issued at 95% of the VWAP of the common units for the 20-day period ending on the fifth trading day immediately preceding the consummation of the Series A Change of Control). Any holder of Series A Preferred Units that requires us to redeem its Series A Preferred Units pursuant to clause (d) above will have the right to withdraw such election with respect to all, but not less than all, of its Series A Preferred Units at any time prior to the fifth trading day immediately preceding the consummation of the Series A Change of Control and instead elect to be treated in accordance with any of clauses (a), (b) or (c) above.

Dissolution

We will continue as a limited partnership until dissolved under our Partnership Agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•
the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner, other than by reason of a transfer of its general partner interest in accordance with our Partnership Agreement or withdrawal or removal followed by approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our Partnership Agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•
neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will act with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “Cash Distribution Policy—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2022 without obtaining the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates, and outstanding Series A Preferred Units (on an as-converted basis at the then applicable conversion rate), together as a single class, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2022, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our Partnership Agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, our Partnership Agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of our unitholders. See “—Transfer of General Partner Interest.”

Upon voluntary withdrawal of our general partner by giving written notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. See “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding common units, Class B Units (on an as-converted basis) and Series A Preferred Units (on an as-converted basis at the then applicable conversion rate), voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, Class B Units (on an as-converted basis) and Series A Preferred Units (on an as-converted basis at the then applicable conversion rate), voting together as a single class. The ownership of more than 33 1/3% of our outstanding common units, Class B Units (on an as-converted basis) and Series A Preferred Units (on an as-converted basis at the then applicable conversion rate) by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal.

Our Partnership Agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our Partnership Agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of the general partner interest. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest will automatically convert into common units pursuant to a valuation of such interest as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity;

our general partner may not transfer all or any of its general partner interest to another person prior to June 30, 2022 without the approval of the holders of at least a majority of our outstanding common units (excluding common units held by our general partner and its affiliates), Class B Units (on an as-converted basis, excluding Class B Units held by our general partner and its affiliates) and Series A Preferred Units (on an as-converted basis at the then applicable conversion rate), voting together as a single class. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our Partnership Agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

On or after June 30, 2022, our general partner and its affiliates may at any time transfer all or any of its general partner interest to one or more persons, without unitholder approval.

Transfer of Ownership Interests in the General Partner

At any time, ETRN and its affiliates may sell or transfer all or part of their membership interest in our general partner to an affiliate or third party without the approval of our unitholders.

Change of Management Provisions

 Our Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of our units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to (i) any person or group that acquires the units from our general partner or its affiliates, (ii) any transferees of a person or group described in clause (i) who are notified by our general partner that they will not lose their voting rights, (iii) any person or group who acquires the units with the prior approval of the board of directors of our general partner, (iv) the holders of Series A Preferred Units with respect to their ownership (beneficial or record) of the Series A Preferred Units or (v) any holder of Series A Preferred Units in connection with any vote, consent or approval of the Series A Preferred Units as a separate class. However, the limitations set forth above apply to holders of common units issued upon conversion of Series A Preferred Units, and clauses (i)-(iii) above do not render such limitations inapplicable.

Our Partnership Agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to receive cash in exchange for their general partner interest based on the fair market value of those interests as of the effective date of its removal.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class (excluding Series A Preferred Units), our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests (but excluding Series A Preferred Units) of such class held by persons other than our general partner and its affiliates as of a record date to be selected by our general partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of this purchase is the greater of:

•
the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our Partnership Agreement as of the date three business days before the date the notice is mailed.

Redemption of Ineligible Holders

In order to avoid any material adverse effect on the maximum applicable rates that can be charged to customers by our subsidiaries on assets that are subject to rate regulation by the Federal Energy Regulatory Commission (FERC) or an analogous regulatory body, our general partner, acting on our behalf, may at any time require any or all unitholders to certify that such unitholder or its respective transferee is an entity:

•
whose, or whose owners', U.S. federal income tax status (or lack of proof of U.S. federal income tax status) does not have or is not reasonably likely to have, as determined by our general partner, a material adverse effect on the rates that can be charged to customers with respect to assets that are subject to regulation by the FERC; or

•	as to whom our general partner cannot make the determination above, if our general partner determines that it is in our best interest to permit such individual or entity to own interests in us.

Furthermore, in order to avoid a substantial risk of cancellation or forfeiture of any property in which we have an interest as the result of any federal, state or local law or regulation concerning the nationality, citizenship or other related status of any unitholder, our general partner may at any time request unitholders to certify as to, or provide other information with respect to, their nationality, citizenship or other related status.

The certifications as to taxpayer status and nationality, citizenship or other related status can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a unitholder fails to furnish the certification or other requested information within 30 days or if our general partner determines, with the advice of counsel, upon review of such certification or other information that a unitholder does not meet the status set forth in the certification, we will have the right to redeem all of the units held by such unitholder at the market price in accordance with our Partnership Agreement.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5.0% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date. Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Subject to the special voting rights of the holders of Series A Preferred Units regarding the issuance of units on parity with or senior to the Series A Preferred Units or that otherwise adversely affect the rights of the holders of Series A Preferred Units, each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. See “—Issuance of Additional Securities.” However, if at any time any person or group, other than (a) our general partner and its affiliates, (b) a direct transferee of our general partner and its affiliates, (c) a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights or any person or group with the prior approval of the board of directors of our general partner, (d) the record holders of Series A Preferred Units with respect to their ownership (beneficial or record) of the Series A Preferred Units or (e) any holder of Series A Preferred Units in connection with any vote, consent or approval of the Series A Preferred Units as a separate class, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. The limitations set forth above apply to each record holder of common units issued upon conversion of Series A Preferred Units, and clauses (b) and (c) above do not render such limitations inapplicable. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our Partnership Agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of limited partner interests in accordance with our Partnership Agreement, each transferee of limited partner interests shall be admitted as a limited partner with respect to the limited partner interests transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the limited partner interests will be fully paid, and holders thereof will not be required to make additional contributions.

General Partner Registration Rights

Under our Partnership Agreement, we have agreed to register for resale under the Securities Act of 1933, as amended (the Securities Act), and applicable state securities laws any common units or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of EQGP Services, LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Exchange Listing

Our outstanding common units are traded on the New York Stock Exchange under the symbol EQM.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC serves as registrar and transfer agent for our common units.

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